United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the year ended December 31, 2015

Commission file number 1-12984

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

(Full title of the plan)

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd, Suite 1100

Dallas, Texas 75219

(Name of issuer and address of principal executive office)

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2015 AND 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.:

We have audited the accompanying statements of net assets available for benefits of the PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC. (“Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC. as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Part IV – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ SUTTON FROST CARY LLP

June 24, 2016

Arlington, Texas

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
Assets:
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$71,302,801	$69,685,276
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust (Note 2)	(18,063)	(39,645)

Total Investments	71,284,738	69,645,631

Notes receivable from participants	1,423,717	1,324,173
Employers’ contribution receivable	4,857,931	4,204,924

Net Assets Available for Benefits	$77,566,386	$75,174,728

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

Additions:
Participating Employers’ contributions	$4,858,121
Participant contributions	3,298,493
Participant rollovers	795,791
Interest income on notes receivable from participants	67,612
Other income	40,117

Total Additions	9,060,134

Deductions:
Distributions to participants	(5,001,033)
Interest in the Eagle Materials Inc. Plans Master Trust investment loss	(1,660,162)
Administrative expenses	(7,281)

Total Deductions	(6,668,476)

Net Increase	2,391,658

Net Assets Available for Benefits:
Beginning of year	75,174,728

End of year	$77,566,386

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted April 1, 1994 and amended and restated January 1, 2014, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Eagle Materials) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers”. The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants enter the Plan, for profit sharing purposes, on the first January 1 or July 1 after their date of hire. All salaried employees of Participating Employers are eligible to participate in the Plan provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement, unless such agreement extends the Plan to such group or class of employees. There are no such employees at December 31, 2015. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined by the Plan, to a 401(k) account upon the date of hire. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined by the Plan. Total contributions, including participants, Participating Employers’ and participant voluntary (after-tax) contributions are limited to the maximum amount permitted under the applicable Internal Revenue Code (the Code) regulations and Plan document.

Employer discretionary profit sharing contributions are made by the Participating Employers as determined by the Company’s Boards of Directors. Profit sharing contributions are made to all qualifying participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s annual compensation.

The Participating Employers, at their sole discretion, may also make qualified non-elective contributions to the Plan. No such qualified non-elective contributions were made for the 2015 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $80,000 at December 31, 2015.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (the EXPSF). The EXPSF is a unitized stock fund.

Participants may allocate up to 15% of employer and participant (before- and after-tax) contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Excess Contributions Payable

The Plan passed the discrimination test for the years ended December 31, 2015 and 2014; therefore, there were no refunds of excess contributions.

Vesting

Employer Profit Sharing Contributions to the Plan vest as follows:

Years of Service	Vested Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to have received a distribution of such vested benefit as of the last day of the Plan year in which he/she incurs a break in service.

Participants are always fully vested in their participant and voluntary contributions, related earnings, and participant rollovers, as well as being fully vested in the event of full and permanent disability or death, as defined by the Plan.

The Plan provides for distributions when a participant terminates employment and the fair value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:

•	Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (Trustee) to distribute the fair value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a direct rollover to an individual retirement plan designated by the Committee.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1. DESCRIPTION OF THE PLAN (continued)

•	If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Notes Receivable from Participants

Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Plan participants may borrow from their accounts an amount generally not to exceed the lesser of $50,000 or 50% of their vested account balance. The repayment terms of loans may not exceed five years except for loans used to acquire a principal residence. Each loan bears interest at the Wall Street Journal prime rate plus one percent. Principal and interest are paid ratably through automatic payroll deductions. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the loan to be a distribution, notes receivable from participants is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1⁄2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of Plan termination, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments

All of the Plan’s investments, except for participant loans, are commingled with the investments of the Eagle Materials Inc. Hourly Profit Sharing Plan (the Eagle Hourly Plan) in the Eagle Materials Inc. Plans Master Trust (the Master Trust). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of common stock, mutual funds and common and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common/Collective Investment Trust

The Plan holds an investment in the Fidelity Managed Income Portfolio (“Fund”), which is managed by Fidelity Management Trust Company and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts (“Wrap”) issued by third parties and invests in cash equivalents represented by shares in money market funds. A Wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The Wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The fair value of the units of this investment is based on the fair value of the underlying investments, and a NAV can be calculated for this Fund. Audited financial statements are available for this investment. The Fund intends to hold only assets whose fair market value is the contract value of the investment. Income is calculated daily and the amount of income is dependent on contract interest rates, contract maturities, and new investments in the Fund. This investment is a fully benefit-responsive fund; however, it does contain several redemption restrictions: redemptions by Plan participants to reinvest in options that compete with the Fund may be delayed for up to 90 days, and full or partial Plan sponsor directed redemptions or terminations may be delayed for up to 365 days.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Below is the Plan’s share of Master Trust investments carried at fair value on a recurring basis by the fair value hierarchy levels described above:

	At December 31, 2015
	Level 1	Level 2	Level 3	Total
Common stock:
Building materials	$6,059,000	$—	$—	$6,059,000

Total common stock	6,059,000	—	—	6,059,000

Mutual funds:
Index funds	9,240,128	—	—	9,240,128
Lifecycle funds	31,176,309	—	—	31,176,309
Fixed income funds	3,557,244	1,654,301	—	5,211,545
Growth funds	14,471,459	—	—	14,471,459
International growth funds	2,481,320	—	—	2,481,320

Total mutual funds	60,926,460	1,654,301	—	62,580,761

Common/Collective trust	—	2,644,977	—	2,644,977

	$66,985,460	$4,299,278	$—	$71,284,738

	At December 31, 2014
	Level 1	Level 2	Level 3	Total
Common stock:
Building materials	$7,972,453	$—	$—	$7,972,453

Total common stock	7,972,453	—	—	7,972,453

Mutual funds:
Index funds	8,656,924	—	—	8,656,924
Lifecycle funds	29,804,860	—	—	29,804,860
Fixed income funds	3,031,053	1,199,521	—	4,230,574
Growth funds	13,948,244	—	—	13,948,244
International growth funds	2,359,869	—	—	2,359,869

Total mutual funds	57,800,950	1,199,521	—	59,000,471

Common/Collective trust	—	2,672,707	—	2,672,707

	$65,773,403	$3,872,228	$—	$69,645,631

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2015 include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Hourly Plan.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. We do not believe the adoption of this standard will have a material impact on our financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of ASU 2015-12 eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of ASU 2015-12 eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of ASU 2015-12 allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively, while Part III is to be applied prospectively. We do not believe the adoption of Parts I and II will have a material impact on our financial statements. Part III is not applicable to the Plan.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 3. INTEREST IN THE MASTER TRUST

The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2015 and 2014, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2015		2014
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest
Registered Investment Companies
American Beacon Funds Large Cap Value Institutional	$2,598,098	58.7%	$2,974,140	60.1%
American Beacon Funds Small Cap Value Institutional	1,928,121	82.5%	2,084,523	81.9%
Baron Small Cap Institutional	1,297,367	84.9%	1,205,122	82.3%
Brokerage Link	1,146,334	98.0%	1,566,030	98.6%
CBA Aggressive Growth 1	1,495,421	77.4%	1,526,291	70.4%
Fidelity Freedom K 2010 Fund	5,732,306	81.0%	—	—
Fidelity Freedom K 2020 Fund	15,887,300	71.8%	—	—
Fidelity Freedom K 2030 Fund	12,335,408	62.8%	—	—
Fidelity Freedom K 2040 Fund	8,137,878	59.6%	—	—
Fidelity Freedom K 2050 Fund	615,743	44.3%	—	—
Fidelity Freedom K 2060 Fund	6,325	89.2%	—	—
Fidelity Freedom K Income Fund	4,771,922	47.1%	—	—
Fidelity Low-Priced Stock Fund	5,936,109	81.0%	6,341,193	80.4%
FMMT Retirement Gov II	1,853,876	89.2%	—	—
Harbor International Administrative	2,610,752	80.6%	2,690,730	80.8%
JPMorgan Mid Cap Growth Select	4,547,321	71.6%	4,051,268	70.8%
Mainstay Large Capital Growth 1	1,219,018	84.8%	504,480	83.8%
Spartan 500 Index Institution	9,281,482	79.1%	8,672,557	77.1%
Spartan Extended Market Index Fund Adv	2,421,029	78.4%	2,460,131	80.0%
Spartan International Index Adv	430,944	87.5%	226,905	82.1%
Spartan U.S. Bond Index Adv	3,748,541	79.4%	3,143,745	75.6%
Vanguard Inflation Protected Securities	730,204	79.8%	812,902	80.4%
Fidelity Freedom Income Fund	—	—	6,885,967	46.1%
Fidelity Freedom 2010 Fund	—	—	15,492,227	83.3%
Fidelity Freedom 2020 Fund	—	—	10,083,616	73.5%
Fidelity Freedom 2030 Fund	—	—	6,739,401	63.0%
Fidelity Freedom 2040 Fund	—	—	98,646	58.6%
Fidelity Freedom 2050 Fund	—	—	4,967,027	65.1%
Fidelity Money Market Fund	—	—	1,311,325	91.5%

	88,731,499		83,838,226
Eagle Materials Common Stock Fund
Eagle Materials Common Stock	5,958,555	82.8%	7,676,476	83.7%

Common/Collective Trust
Fidelity Managed Income Portfolio Fund	3,551,632	75.0%	3,519,867	77.1%

	$98,241,686		$95,034,569

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2015, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation in Fair Value of Investments	Interest and Dividends	Net Investment Income	Share in Net Investment Income
American Beacon Funds Large Cap Value Institutional	$(467,243)	$274,575	$(192,668)	64.8%
American Beacon Funds Small Cap Value Institutional	(216,794)	108,997	(107,797)	83.9%
Baron Small Cap Institutional	(209,989)	138,086	(71,903)	85.7%
Brokerage Link	(104,946)	83,136	(21,810)	91.2%
CBA Aggressive Growth 1	(118,893)	53,900	(64,993)	82.4%
Eagle Materials Inc. Common Stock	(1,441,321)	—	(1,441,321)	83.0%
Fidelity Freedom K 2010 Fund	(331,438)	225,282	(106,156)	81.0%
Fidelity Freedom K 2020 Fund	(833,669)	498,323	(335,346)	71.9%
Fidelity Freedom K 2030 Fund	(726,770)	407,694	(319,076)	63.1%
Fidelity Freedom K 2040 Fund	(480,086)	263,292	(216,794)	59.7%
Fidelity Freedom K 2050 Fund	(33,864)	18,612	(15,252)	46.3%
Fidelity Freedom K 2060 Fund	(203)	132	(71)	104.2%
Fidelity Freedom K Income Fund	(132,516)	71,139	(61,377)	47.2%
Fidelity Low-Priced Stock Fund	(306,586)	279,578	(27,008)	78.9%
Fidelity Managed Income Portfolio Fund	—	40,474	40,474	76.4%
FMMT Retirement Gov II	—	273	273	91.2%
Harbor International Administrative	(244,003)	114,875	(129,128)	82.9%
JPMorgan Mid Cap Growth Select	(122,272)	228,610	106,338	70.1%
Mainstay Large Capital Growth 1	(87,435)	120,067	32,632	80.4%
Spartan 500 Index Institution	(157,876)	254,783	96,907	75.9%
Spartan Extended Market Index Adv.	(244,125)	145,789	(98,336)	78.4%
Spartan International Index Adv.	(18,374)	11,313	(7,061)	81.7%
Spartan U.S. Bond Index Adv.	(72,165)	84,741	12,576	69.8%
Vanguard Inflation Protected Securities	(21,071)	6,407	(14,664)	81.5%
Fidelity Freedom Income Fund	(58,595)	104,278	45,683	43.0%
Fidelity Freedom 2010 Fund	(18,675)	136,208	117,533	84.8%
Fidelity Freedom 2020 Fund	(46,850)	345,765	298,915	74.8%
Fidelity Freedom 2030 Fund	(75,539)	283,472	207,933	62.0%
Fidelity Freedom 2040 Fund	(16,125)	205,317	189,192	61.5%
Fidelity Freedom 2050 Fund	(9,691)	9,687	(4)	100.0%

	$(6,597,114)	$4,514,805	$(2,082,309)	79.7%

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated July 21, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. On April 28, 2015, the Plan received an updated determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code reaffirming that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan had no significant uncertain tax positions for the year ended December 31, 2015. The Plan’s Annual Return/Report of Employee Benefit Plan is subject to examination by the IRS for three years from the date of filing.

NOTE 5. RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common/collective trust managed by the Trustee. The Trustee is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included as a reduction of the return earned on each fund.

The Trustee provides certain administrative services to the Plan pursuant to an agreement between the Company and the Trustee. The Trustee receives revenue from mutual fund and common/collective trust service providers for services the Trustee provides to the funds. This revenue is used to offset certain amounts owed to the Trustee for its administrative services to the Plan.

If the revenue received by the Trustee from such mutual fund or common/collective trust fund service providers exceeds the amount owed under the agreement between the Trustee and the Company, the Trustee remits the excess to the Plan’s trust. Such amounts may be applied to pay Plan administrative expenses. During the year ended December 31, 2015, the Plan received excess amounts totaling $40,117.

The Plan invests in common stock of Eagle Materials Inc. (Eagle Common Stock). During the year ended December 31, 2015, the Plan purchased and sold shares of Eagle Common Stock for $420,295 and $337,883, respectively, and experienced net depreciation of approximately $1,195,900. During the year ended December 31, 2014, the Plan purchased and sold shares of Eagle Common Stock for $387,635 and $444,680, respectively, and experienced net depreciation of approximately $18,207.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2015	December 31, 2014
Net assets available for benefits per the financial statements	$77,566,386	$75,174,728
Employers’ contributions receivable	(4,857,931)	(4,204,924)
Excess contributions payable	—	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	18,063	39,645

Net assets available for benefits per Form 5500	$72,726,518	$71,009,449

The Form 5500 has certain income and expense items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no effect upon the net assets available for benefits as of December 31, 2015 or 2014.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued and all necessary disclosures have been included.

SUPPLEMENTAL SCHEDULE

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 002

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Plan interest in Master Trust	$—	$71,302,801

*	Participants	Loans with interest rates from 4.25% to 7%, and maturities ranging from six months to five years	$—	$1,423,717

*Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Eagle Materials Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

Date: June 24, 2016	By:	/s/ David B. Powers
David B. Powers
Chairman, Administrative Committee

INDEX TO EXHIBIT

Profit Sharing and Retirement Plan of Eagle Materials Inc.

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference

23	Consent of Sutton Frost Cary LLP	Filed Herewith